Proctor360 Inc.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Proctor360 Inc.
Richmond, Virginia

Opinion

We have audited the financial statements of Proctor360 Inc., which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Proctor360 Inc. as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Proctor360 Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Proctor360 Inc.'s ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2021.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Proctor360 Inc.'s internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Proctor360 Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart FS

March 31, 2022
Los Angeles, California

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	144,242	$	136,756
Accounts receivable—net		29,030		1,183
Inventories		18,334		28,777
Total current assets		**191,606**		**166,716**
Other assets		4,465		4,465
Intangible assets, net		-		1,500
Total assets	$	**196,071**	$	**172,681**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Accounts payable	$	-	$	8,000
Accrued revenue		-		72,238
Other current liabilities		2,154		2,155
Total current liabilities		**2,154**		**82,393**
Total liabilities	$	**2,154**	$	**82,393**
STOCKHOLDERS' EQUITY				
Common stock		5,482		2,759
Additional Paid in Capital (APIC)		273,573		188,434
Retained earnings/(Accumulated Deficit)		(85,138)		(100,905)
Total stockholders' equity		**193,917**		**90,288**
Total liabilities and members' equity	$	**196,071**	$	**172,681**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
Net revenue	$	288,414	$	52,667
Cost of goods sold		74,060		23,736
Gross profit		214,354		28,931
Operating expenses				
General and administrative		162,386		59,361
Sales and marketing		36,201		2,673
Total operating expenses		198,587		62,034
Operating income/(loss)		15,767		(33,103)
Interest expense		-		-
Other Loss/(Income)		-		-
Income/(Loss) before provision for income taxes		15,767		(33,103)
Provision/(Benefit) for income taxes		-		-
Net income/(Net Loss)	$	15,767	$	(33,103)

See accompanying notes to financial statements.

PROCTOR360 INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For Fiscal Year Ended December 31, 2021 and 2020

(USD $ in Dollars, except per share data)	Common Stock		Additional Paid-In Capital	Accumulated deficit	Total Stockholders' Equity
	Shares	Amount			
Balance—December 31, 2019	**2,594,592**	**$ 2,576**	**$ 96,721**	**$ (67,802)**	**$ 31,495**
Net income/(loss)	-	-	-	(33,103)	(33,103)
Issuance of common stock	183,658	184	91,699	-	91,883
Issuance of restricted stock awards	7,500		14		14
Balance—December 31, 2020	**2,785,750**	**$ 2,759**	**$ 188,434**	**$ (100,905)**	**$ 90,288**
Issuance of common stock	2,722,355	2,722	85,127	-	87,849
Issuance of restricted stock awards	15,500	-	12	-	12
Net income/(loss)	-	-	-	15,767	15,767
Balance—December 31, 2021	**5,523,605**	**$ 5,482**	**$ 273,573**	**$ (85,138)**	**$ 193,916**

See accompanying notes to financial statements.

PROCTOR360 INC.

STATEMENTS OF CASH FLOWS

As of December 31, (USD $ in Dollars)		2021		2020
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	15,767	$	(33,103)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation and amortization		1,500		1,500
Share based compensation expense		12		14
Changes in operating assets and liabilities:				
Inventory		10,443		(28,777)
Accounts receivable		(27,848)		(1,183)
Accounts payable and accrued expenses		(80,238)		64,850
Other current liabilities		-		2,155
Net cash provided/(used) by operating activities		**(80,364)**		**5,456**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		-		-
Net cash used in investing activities		-		-
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contributions		87,849		91,883
Net cash provided/(used) by financing activities		**87,849**		**91,883**
Change in cash		7,486		97,339
Cash—beginning of year		136,756		39,417
Cash—end of year	$	**144,242**	$	**136,756**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Conversion of debt into equity	$	-	$	-

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Proctor360 Inc. was initially formed on October 4, 2018 ("Inception") in the State of Virginia. The financial statements of Proctor360 Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Richmond, Virginia.

Proctor360 Inc. allows companies and universities to administer tests remotely and enables test-takers to take any exam from the comfort of their own homes or offices while remote proctors ensure testing security through both software and hardware that minimize cheating and content theft.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021 and 2020. These financial instruments include cash, accounts payable, and accrued liabilities. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021 and 2020, the Company determined that no reserve was necessary.

Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials, barrels, ingredients and finished goods which are determined using an average method.

Intangible Assets

Intangibles include software that is amortized over the period of 3 years.

Revenue Recognition

The Company follows the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606.

Revenue recognition, according to Topic 606, is determined using the following steps:

Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

Identification of performance obligations in the contract: Performance obligations consist of a promise in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of hardware, software and services that allow companies and universities to administer tests remotely and enable test-takers to take any exam from the comfort of their own homes or offices while remote proctors ensure testing security through both software and hardware that minimize cheating and content theft.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2021 and December 31, 2020 amounted to $36,201 and $2,673, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred. Research and development expense for the years ended December 31, 2021 and December 31, 2020 amounted to $23,635 and $2,342 which is included in general and administrative expense.

Income Taxes

The Company is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 31, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   **INVENTORY**

Inventory consists primarily of goods purchased for resale.

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other assets consist primarily of Start Engine escrow fees and deposits, accounts receivable consist primarily of trade receivables, accounts payable consist primarily of trade payables while other current liabilities comprise primarily payroll tax liabilities. Accrued revenue refers to income that has been collected in 2020 but without fulfilling revenue recognition prerequisites.

5. INTANGIBLE ASSETS

As of December 31, 2021 and December 31, 2020, intangible assets consist of software that is amortized over the period of 3 years.

Amortization expense for software for both the fiscal years ended December 31, 2021 and 2020 amounted to $1,500.

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common stock

The Company is authorized to issue 10,000,000 shares designated as $0.001 par value common stock class A (voting) and 7,000,000 shares designated as $0.001 par value common stock class B (non-voting). As of December 31, 2021, 5,446,983 common shares class A and 76,622 common shares class B have been issued and are outstanding, respectively. As of December 31, 2020, 2,733,000 common shares class A and 52,750 common shares class B have been issued and are outstanding, respectively.

Preferred stock

The Company is authorized to issue 3,000,000 shares of preferred shares with no par value and no voting rights. As of December 31, 2021, and December 31, 2020, no preferred shares have been issued and are outstanding.

Sharebased compensation

During 2018, the Company authorized the Stock Compensation Plan (which may be referred to as the "Plan"). The Company reserved 20,000 shares of its class A Common Stock and 14,000 shares of its class B Common Stock pursuant to the Plan, which provides for restricted shares awards to employees.

Total share-based compensation expense recognized in the statement of operations was as follows:

As of Year Ended December 31,	2021		2020	
Cost of goods sold	$	-	$	-
Selling, marketing, and administrative		11		14
Total share-based compensation	$	**11**	$	**14**

PROCTOR360 INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2021 AND DECEMBER 31, 2020

Restricted Stock Awards

A summary of the Company's restricted stock activity and related information is as follows:

	Number of Awards	Weighted Average Fair Value	Weighted Average Contract Term
Outstanding at December 31, 2019	17,000	$ 0.00	-
Granted	-	$ -	-
Vested	(9,500)	$ 0.00	-
Cancelled	-	$ -	-
Outstanding at December 31, 2020	7,500	$ 0.001	0.58
Granted	10,500	$ 0.00	-
Vested	(18,000)	$ 0.00	-
Cancelled	-	$ -	-
Outstanding at December 31, 2021	-	$ -	-

The fair value of the restricted stock awards was estimated at the date of the grant. The grant date fair value is the stock price on the date of grant. The weighted average fair value per share of restricted stock awards granted during 2021 was $0.001.

The total fair value of the restricted stock awards vested during both 2021 and 2020 was $27.50.

The unrecognized compensation expense calculated under the fair value method for shares expected to vest as of both December 31, 2021 and December 31, 2020 was approximately $7.88.

7.   RELATED PARTY TRANSACTIONS

There are no related party transactions.

8.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2021 and December 31, 2020 consists of the following:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ 4,257	$ (8,938)
Valuation Allowance	(4,257)	8,938
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (22,987)	$ (27,244)
Valuation Allowance	22,987	27,244
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021 and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $85,138. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

9.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. Management of the Company believes that the Company is in compliance with applicable local and state regulation as of December 31, 2021 and December 31, 2020.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021 and December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2021 through March 31, 2022, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.